Securities And Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 10

                         ITT Educational Services, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45068B109
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x]   Rule 13d-1 (b)
      [ ]   Rule 13d-1 (c)
      [ ]   Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

Cusip No. 45068B109

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Westport Asset Management, Inc. - 06-1087640
            Westport Advisers LLC - 06-1497709

2.    Check the appropriate box if a member of a group*     (a) [ ]
                                                            (b) [X]

3.    SEC Use Only

4.    Citizenship or Place or Organization

            Connecticut

------------      5.    Sole Voting Power
Number of                     596,000
Shares
Beneficially      6.    Shared Voting Power
Owned By                      599,343
Each
Reporting         7.    Sole Dispositive Power
Person                        596,000
With
                  8.    Shared Dispositive Power
------------                  653,443

9.    Aggregate Amount Beneficially Owned by each Reporting Person

            1,249,443

10.   Check Box if the aggregate amount in row (9) excludes certain shares [ ]

            --

11.   Percent of Class Represented by Amount in Row 9

            3.22%

12.   Type of Reporting Person*

            IA

Item 1 (a)  Name of Issuer:
----------  ---------------

            ITT Educational Services, Inc.

Item 1 (b): Address of Issuer's Principal Executive Offices:
----------- ------------------------------------------------

            13000 North Meridan Street
            Carmel, IN 46032-1404

Item 2 (a): Name of Person Filing:
----------- ----------------------

            Westport Asset Management, Inc.

Item 2 (b): Address of Principal Business Office:
----------- -------------------------------------

            253 Riverside Avenue
            Westport, CT  06880

Item 2(c):  Citizenship:
----------  ------------

            Connecticut

Item 2(d):  Title of Class of Securities:
----------  -----------------------------

            Common Stock

Item 2 (e): CUSIP Number:
----------- -------------

            45068B109

Item 3.     If this stated is filed pursuant to Rules
-------     -----------------------------------------

            (a)   ( )   Broker or Dealer registered under Section 15 of the Act

            (b)   ( )   Bank as defined in Section 3(b)(6) of the Act

            (c)   ( )   Insurance Company as defined in Section 3(a) (19) of the
                        Act

            (d)   ( )   Investment Company registered under Section 8 of the
                        Investment Company Act

            (e)   (X)   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

            (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                        the Provisions of the Employee Retire- ment Income
                        Security Act of 1974 or Endowment Fund; see ss.240.13d-1
                        (b)(1)(ii)(F)

            (g)   (X)   Parent Holding Company, in accordance with
                        ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

            (h)   ( )   Group in accordance with ss.240.13d-1 (b)(1)(ii)(H)

Item 4.     Ownership.
-------     ----------

            (a)   Amount Beneficially owned: 1,249,443 shares

            (b)   Percent of Class: 3.22%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 596,000

                  (ii)  shared power to vote or to direct the vote: 599,343

                  (iii) sole power to dispose or to direct the disposition of:
                        596,000

                  (iv)  shared power to dispose or to direct the disposition of:
                        653,443

Item 5.     Ownership of Five Percent or Less of a Class
-------     --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X )

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
-------     ----------------------------------------------------------------

                  N/A

Item 7.     Identification and Classification of the Subsidiary Which acquired
-------     ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            -------------------------------------------------------------

Westport Asset Management,Inc. makes this filing pursuant to Rule 13D-1 (b) (ii)
(G) since it owns 50% of Westport Advisers LLC. Westport Asset Management, Inc. is an investment advisor and Westport Advisers LLC is an investment advisor for a Series of Public Mutual Funds.

Item 8.     Identification and Classification of Members of the Group.
-------     ----------------------------------------------------------

                  N/A

Item 9.     Notice of Dissolution of Group.
-------     -------------------------------

                  N/A

Item 10.    Certification
--------    -------------

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            Disclaimer
            ----------

The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 13, 2008

            Westport Asset Management, Inc.

            By /s/ Andrew J. Knuth
               --------------------------

            Andrew J. Knuth, Chairman